December 22, 2015

FILED ON EDGAR

Coy Garrison

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: American Housing Trust, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed December 4, 2015

File No. 333-208287

Dear Mr. Garrison:

This letter is in response to your December 18, 2015 comment letter to Jeff Howard, Chief Executive Officer and President for American Housing Income Trust, Inc. (the “Company”). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Howard in the ordinary course, and please feel free to contact me with any follow up questions or comments.

General

1.	We note your response to comment 2. Please remove the pictures of unrelated properties on page 4.

Response: The properties set forth on page 4 of the blacklined Form S-11/A, which is being uploaded concomitant with this response letter (the “Form S-11/A”) are photographs of homes in the Company’s portfolio of properties.

2.	We note your response to comment 15 and your disclosure that you intend to elect REIT status. We further note your disclosure throughout indicating that you do not anticipate paying dividends for the foreseeable future. Please revise for consistency.

Response: The Company has revised its dividend policy and disclosures in its Form S-11/A.

3.	Please revise to include the disclosure required by Item 12 and Item 25 of Form S-11.

Response: The Company has made the requested disclosures on its Form S-11/A.

Prospectus Cover Page

4.	We note your response to comment 6 and reissue because the prospectus cover page continues to comprise of multiple pages. Please limit your prospectus cover page to one page. Refer to Item 501(b) of Regulation S-K. Please also revise your prospectus cover page to include a brief identification of the material risks involved with this offering and a cross-reference to the risk factors section. Refer to Item 1.D. of Industry Guide 5.

Response: The Company has limited its prospectus cover page to one page, and has provided disclosures consistent with Item 1.D of Industry Guide 5, and has cross-referenced these disclosures to the risk factors in the body of the prospectus.

5.	We note your response to comment 13 and disclosure on page 3 suggesting that Messrs. Zarinegar and Howard will rely on Rule 3a4-1(a)(4)(iii) under the Exchange Act. Please revise throughout your filing, including through risk factor disclosure, to clarify that Messrs. Zarinegar and Howard do not intend to orally solicit any potential purchasers and that their participation in the offering will be limited to the activities set forth in Rule 3a4-1(a)(4)(iii). Please also revise your plan of distribution section to explain how you plan to conduct offers and sales of securities in the primary offering in light of the restricted activities to be performed by Messrs. Zarinegar and Howard.

Response: The Company has expanded on the exemptions under Rule 3a4-1; more specifically, the Company has included as an exhibit a Board of Directors’ resolution setting forth the internal procedure in presenting the prospectus on Form S-11/A to potential purchasers. The Company acknowledges that there will be no oral solicitation of investment; rather, any solicitation will be restricted to responding to investor inquiries following production of the prospectus and subscription agreement, which will be disclosed on Form 8-K following effectiveness.

Description of Business, page 7

6.	We note your response to comment 8 and revised disclosure on pages 7-8. Please revise to discuss the nature of American Realty Partners LLC’s title to the eleven properties mortgaged through various lending relationships, and to discuss any material rights possessed by third parties with respect to such arrangements. Please also revise to explain FirstKey Lending, LLC’s ownership interests and rights in ARP Borrower, LLC, and ARP Borrower II, LLC.

Response: The Company has significantly revised the “Description of Business” section to set forth the debt service on the portfolio of properties. These disclosures can be cross-referenced with the Portfolio of Properties chart set forth under “Single Family Residence Portfolio” in the prospectus.

7.	We note your disclosure on page 7 that AHIT Valfre GP and AHIT Valfre Limited are in the process of being reorganized. Please revise the organizational chart to include these entities. Please also revise the organizational chart to reflect your management agreement with Performance Realty Management, LLC.

Response: The Company has taken this disclosure out of the Form S-11/A because the Board of Directors has determined that it would be premature to make this disclosure at this juncture.

Management of Properties, page 12

8.	We note your disclosure that you will be internally managed by the Company or its affiliated entities and that you have historically been advised and managed by Performance Realty Management, LLC. To the extent you intend to continue to be managed by Performance Realty Management, please remove language indicating that you will be “internally managed.”

Response: The Company has made the requested revision in its Form S-11/A.

9.	We note your disclosure on page 12 that Mr. Zarinegar, your Chairman and CFO, is the sole owner of Property Realty Management, LLC, which manages your properties. We further note that Mr. Zarinegar is the personal guarantor of all debt serviced by FirstKey. Please revise your disclosure to describe potential conflicts of interest that may arise from Mr. Zarinegar’s three roles described in the preceding sentences.

Response: Performance Realty Management and American Realty, the wholly-owned subsidiary of the Company, have entered into a Second Amendment to the Operating Agreement for American Realty whereby Performance Realty has agreed to amend its management fee under the Operating Agreement to reflect that no further compensation (monetary or stock issuance, grants or options) is due in consideration of Performance Realty serving as the Manager of American Realty Partners. This amendment has also been included as an exhibit to the Form S-11/A.

10.	We note your disclosure on page 12 that you will pay Performance Realty Management, LLC and annual fee of $120,000 or 1% of your total assets, whichever is greater. We also note your disclosure on page 31 that you will pay Mr. Zarinegar an annual fee equal to $120,000 of 1% of your total assets, whichever is greater. Given that Mr. Zarinegar is the sole member of Performance Realty Management, please revise your disclosure to clarify whether these disclosures reference separate fees to be paid by the Company.

Response: The Company has clarified this issue in its Form S-11/A (see above).

11.	We note your disclosure that historically, American Realty Partners, LLC, was advised and managed by Performance Realty Management, LLC. Please revise to clarify which functions are presently performed by you and to distinguish them from the services that are provided by Performance Realty Management.

Response: The Company has clarified this issue in its Form S-11/A (see above).

Single Family Residence Portfolio, page 13

12.	We note that you have included a table as an exhibit. Please revise your disclosure to provide a summary of your portfolio data in the body of the prospectus.

Response: The Company has included the portfolio of properties in the body of the prospectus.

Pursuant to the terms of his Advisory Board Consulting and Compensation…, page 31

13.	We note that your additional risk factor in response to comment 10 refers to issuance of stock options. Please clarify whether the 3,000,000 shares will be issued to Mr. Zarinegar pursuant to a stock option of a stock grant. To the extent they will be issued pursuant to a stock option, please disclose the material terms of the stock option.

Response: The 3,000,000 shares to be issued to Mr. Zarinegar in the future are not related to an option. The shares are to be issued on the first, second and third anniversary of Mr. Zarinegar’s service as a director and officer to the Company. These shares are to be issued upon consent and approval of the Board of Directors and Mr. Zareingar. The Board of Directors and Mr. Zarinegar agree that the issuance is automatic unless doing so jeopardizes the Company’s status as a REIT. In the event Mr. Zarinegar is terminated, the balance of the 3,000,000 shares that would have been issued but for his termination, would be issued within fifteen (15) days.

Item 5. Determination of the Offering Price, page 67

14.	We note your response to comment 3 and revised disclosure on page 67. We further note your reference on page 67 to “the different classes of registered shares of common stock in this prospectus.” Please revise to clarify whether the common stock being sold by the Company and the common stock being sold by all selling shareholders are the same class of common stock whether they have the same rights.

Response: The Company has deleted reference to “different classes.”

Item 7. Selling Shareholders, page 68

15.	We note your disclosure to comment 11 and reissue because we do not see the revised disclosure. We note your disclosure in your selling shareholder table on page 68 that Tech Associates, Inc. and Barry Migliorini will be selling all of their shares. However, the last column in your selling shareholder table indicates that these selling shareholders will continue to hold the same number of shares after the offering. Please revise.

Response: The Company has deleted the last column of the selling shareholder table.

Liquidity and Capital Resources, page 73

16.	We note your response to comment 4 and reissue because we do not see the revised disclosure. We note that your disclosure on page 14 that you have financed your operations and acquisitions to date partially through borrowings under your credit facility with FirstKey Lending, LLC. Please revise your liquidity and capital resources disclosure to discuss the material terms of your credit facility with FirstKey Lending.

Response: The material terms of the credit facility with Firstkey, and other lenders, have been set forth in the Form S-11/A, and included in the capital resources disclosure. In addition, the Company has made additional disclosures regarding certain conflicts of interest associated with the debt service.

Legal Proceedings, page 77

17.	We note your disclosure on page 32 that the Company is a defendant in a civil matter pending in San Joaquin County, California. However, on page 77 you indicate that the Company is not aware of any material pending legal proceedings. Please revise for consistency.

Response: The Company has clarified this disclosure on its Form S-11/A.

Advisory Board Consulting and Compensation Agreement – Sean Zarinegar, page 81

18.	We note your disclosure that Mr. Zarinegar is an independent contractor to the Company. We further note that Mr. Zarinegar serves as your Chief Financial Officer and as Chairman of the Board. Please clarify why you consider Mr. Zarinegar to be an independent contractor. Please also clarify that, even if considered to be an independent contractor, Mr. Zarinegar owes you fiduciary duties by virtue of this service as an officer and director. Finally, please revise to address whether there is any uncertainty with respect to the tax implications of this arrangement.

Response: The Company has clarified that, although Mr. Zarinegar is compensated as an independent contractor providing director, officer and general advisory services, he owes fiduciary duties to the Company under Maryland law, and as set forth in our Bylaws and Charter.

19.	We note your response to comment 17 and reissue because we do not see historical compensation disclosure for your named executive officers. Please provide the required disclosure under Item 402(1) of Regulation S-K.

Response: The Company has included the required disclosures under Item 402(l) of Regulation S-K in its Form S-11/A.

Exhibits

20.	Please include a list of all of your subsidiaries, the state or other jurisdiction of incorporation of each, and the names under which such subsidiaries do business, or advise. Refer to Item 601(b)(21) of Regulation S-K.

Response: The Company has included a subsidiary list as an exhibit to its Form S-11/A.

In addition to the responses set forth herein, the Company will be uploading a redlined version of its amended registration statement consistent with the responses herein, and sending two blacklined versions to your attention by Federal Express. We will provide a tracking number once mailed.

Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,

PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano

Anthony R. Paesano

Statement of the Chief Executive Officer and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jeff Howard

Jeff Howard

Chief Executive Officer

President